BAKER & McKENZIE

東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


05006558

FILE No. 82-5176

March 7, 2005

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


PROCESSING
SECTION
RECEIVED
MAR 17 2005
179
SEC MAIL
WASH. D.C.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Foreign Ownership of Our Shares (dated February 3, 2005);
- Notice of Amendment to Tender Offer Terms (dated February 10, 2005);
- Quarterly Flash Report (Consolidated Basis) Results for the nine months ended December 31, 2004 (dated February 10, 2005);
- Amendment to the "Quarter/Flash Report (Consolidated Basis) results for the nine months ended December 31, 2004" (dated February 10, 2005);
- Issuance of Stock Acquisition Rights by Nippon Broadcasting System, Incorporated (dated February 24, 2005); and
- Notice of Amendment to Tender Offer Terms (dated February 24, 2005).

Yours truly,

3/21

Kunio Aoki

Encl.

cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Translation)

February 3, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Tsuyoshi Habara
General Manager of Finance Dept.
(Tel: 03-5500-8163)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of February 1, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of February 1, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	446,144.0 shares (446,144.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,548,608.4 shares (2,488,911.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	17.93%

2. Date of publication: February 7, 2005 (Paper: Morning issue of Sangyo Keizai Shinbun, Morning issue of Nippon Keizai Shinbun)

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

February 10, 2005

To Whom It May Concern:

Company Name: Fuji Television Network, Incorporated
Name of Representative: Koichi Murakami, President
(Stock Code No.: 4676, Tokyo Stock Exchange, 1st Section)
Direct your queries to: Corporate Planning DEPT.,
Executive Officer
Kazunobu Iijima
(Tel: +81-3-5500-8888)

Notice of Amendment to Tender Offer Terms

Fuji Television Network, Incorporated ("the Offeror") gives notice hereby that it will amend the terms and the purpose of the tender offer to acquire shares of Nippon Broadcasting System, Incorporated (Tokyo Stock Exchange, 2nd Section; Code Number 4660) ("the Target") as follows. A public notice of the following amendments is scheduled to be made as of February 15, 2005.
The major terms to be amended are: (i) to decrease the minimum number of shares to be purchased (from more than 50% of the total number of issued shares of Nippon Broadcasting System, Incorporated, aggregated with the number of shares that are already held by the Offeror, to more than 25%) and (ii) to extend the duration of the offer. The purpose of such amendments is to ensure the successful completion of this tender offer in view of the events that occurred after this tender offer was commenced. There has been no change to our policies concerning the future capital and business strategies as set forth in the purpose of the tender offer that was announced in the "Notice of Commencement of Tender Offer" dated January 17, 2005, including our plan to obtain the management control over Nippon Broadcasting System, Incorporated.
As we have already announced, in view of the transition to the era of integration of broadcasting and other forms of communications, we will actively promote alliances with outside companies in the areas related to broadband and mobile. In doing so, we intend to independently make decisions, based on the internet strategies of the Offeror and the Fuji-Sankei Group and taking into consideration various factors including business know-how, technological development capabilities, marketing infrastructures, human resources that are held by potential business partners as well as their affinity and synergy effect with our group.
Even if our shareholding ratio does not exceed 50% as the result of this tender offer, we will continue to promote the capital and business strategies in accordance with our original policies.

1. Description of Tender Offer
(1) Name of Target Company: Nippon Broadcasting System, Incorporated
(2) Type of Shares to be Purchased: Common Shares
(3) Duration of Offer (after amendment): From January 18, 2005 (Tuesday) to March 2, 2005 (Wednesday) (44 days)

2. Description of Amendment to Tender Offer Terms
The tender offer terms will be amended as follows:
(1) Duration of Offer:
[Before Amendment] From January 18, 2005 (Tuesday) to February 21, 2005 (Monday)
[After Amendment] From January 18, 2005 (Tuesday) to March 2, 2005 (Wednesday)

(2) Number of Share Certificates, etc. Planned to be purchased:
[Before Amendment] Number of Shares Planned to be purchased: 12,335,341 shares
If the total number of tendered shares is less than the Number of Shares Planned to be Purchased (12,335,341 shares), none of the tendered shares will be purchased.
If the total number of tendered shares is more than the Number of Shares Planned to be Purchased (12,335,341 shares), all of the tendered shares will be purchased.
The Offeror does not intend to purchase treasury stock owned by the Target (75,820

shares) through this tender offer.

[After Amendment] Number of Shares Planned to be purchased: 4,135,341 shares
If the total number of tendered shares is less than the Number of Shares Planned to be Purchased (4,135,341 shares), none of the tendered shares will be purchased. If the total number of tendered shares is more than the Number of Shares Planned to be Purchased (4,135,341 shares), all of the tendered shares will be purchased. The Offeror does not intend to purchase treasury stock owned by the Target (75,820 shares) through this tender offer.

(3) Ratio of Number of Voting Rights of Share Certificates, etc. Planned to be Purchased to Number of Voting Rights of All Shareholders of Target
[Before Amendment] 37.69 %
[After Amendment] 12.64 %

(4) Ownership Ratio of Share Certificates, etc. Qwned by Offeror after Tender Offer, and Aggregate Ratio of Said Ownership Ratio and Ownership Ratio of Share Certificates, etc. Owned by Specially Related Parties of Offeror as of the Date of Public Notice
[Before Amendment] Offeror 50.12 % Aggregate Ratio 50.12 %
[After Amendment] Offeror 25.06 % Aggregate Ratio 25.06 %

(5) Commencement Date of Settlement:
[Before Amendment] March 1, 2005 (Tuesday)
[After Amendment] March 10, 2005 (Thursday)

(6) Procedure for Returning Share Certificates, etc.:
[Before Amendment] In case the Offeror decides not to purchase tendered shares due to conditions described in "(1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law" and "(2) Conditions of Withdrawal of the Tender Offer, and Contents Thereof and Procedures for Disclosure of Withdrawal" under "14. Other Conditions and Methods for the Tender Offer," the relevant share certificates, etc. will be promptly returned to the applicant shareholder on or after February 23, 2005 (or in case of the withdrawal of the tender offer, on or after the date of such withdrawal), in accordance with the instructions given by each such shareholder, pursuant to the following procedures: (i) share certificates, etc. will be delivered to the applicant shareholder or sent by mail to the address of the applicant shareholder (in case of a Foreign Shareholder, to the address of his/her standing agent). (ii) If an application to tender shares is made for shares, etc. held by the TOB Agent or the TOB Sub-agent (or by Japan Securities Depository Center, Inc. through the TOB Agent or the TOB Sub-agent), the relevant shares, etc. will be returned to its state of custody as at the time of the application.
[After Amendment] In case the Offeror decides not to purchase tendered shares due to conditions described in "(1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law" and "(2) Conditions of Withdrawal of the Tender Offer, and Contents Thereof and Procedures for Disclosure of Withdrawal" under "14. Other Conditions and Methods for the Tender Offer," the relevant share certificates, etc. will be promptly returned to the applicant shareholder on or after March 4, 2005 (or in case of the withdrawal of the tender offer, on or after the date of such withdrawal), in accordance with the instructions given by each such shareholder, pursuant to the following procedures: (i) share certificates, etc. will be delivered to the applicant shareholder or sent by mail to the address of the applicant shareholder (in case of a Foreign Shareholder, to the address of his/her standing agent). (ii) If an application to tender shares is made for shares, etc. held by the TOB Agent or the TOB Sub-agent (or by Japan Securities Depository Center, Inc. through the TOB Agent or the TOB Sub-agent), the relevant shares, etc. will be returned to its state of custody as at the time of the application.

(7) Other Conditions and Methods for Tender Offer
[Before Amendment] (1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law
If the total number of tendered shares is less than the Number of Shares Planned to be Purchased (12,335,341 shares), none of the tendered shares will be purchased.

	If the total number of tendered shares is more than the Number of Shares Planned to be Purchased (12,335,341 shares), all of the tendered shares will be purchased.
[After Amendment]	(1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law If the total number of tendered shares is less than the Number of Shares Planned to be Purchased (4,135,341 shares), none of the tendered shares will be purchased. If the total number of tendered shares is more than the Number of Shares Planned to be Purchased (4,135,341 shares), all of the tendered shares will be purchased.

3. Description of Amendment to Purpose of Tender Offer

The purpose of the tender offer will be amended as follows:

[Before Amendment]

The Offeror, which currently owns 12.39% (4,064,660 shares) of the total issued shares of the Target, is conducting this tender offer for the purpose of obtaining management control over the Target through the acquisition of all of the issued shares of the Target (excluding the treasury stocks owned by the Target).

With the rapid progress of digitalization in the business environment surrounding the world of broadcasting, the integration of broadcasting and other forms of communications has accelerated. In order to adapt to this changing business environment, we must clearly understand and analyze the development of technologies and market needs and establish a new business model free from pre-conceived ideas.

Although the Offeror and the Target have a history of cooperation, they have managed their companies separately and, based on independent management policies and strategies, have established their respective positions as leaders in the world of television and radio broadcasting. However, we believe that in order to continue to successfully compete in the media business of the 21st century, there is an urgent need to adopt a group management system that enables flexible and efficient implementation of the "selection and concentration" of operating resources of the group, supported by the capital policies of the entire group rather than those of the individual companies.

Furthermore, from the viewpoint of the shareholding relationships, we consider that it is necessary for the group to establish long-lasting and stable management system, since the group operates in the highly public business of mass media and there will be a continuous need to carry out the group's social mission and responsibilities.

The obtainment of management control over the Target through this tender offer is the first step towards the Offeror's aim to establish a new group management system in which the Offeror will be the core entity in the future.

The planned outline of the future capital strategies and finance strategies of the group are as follows:

<Capital Strategies>

(i) To implement a capital reorganization involving affiliates toward achieving flexible and effective group management.

(ii) Concurrently with the capital reorganization, to review the business allocation among the current group companies and to implement business restructuring to maximize group synergies.

(iii) To actively promote alliances (capital alliances as well as business alliances) with outside companies in new and related areas.

<Finance Strategies>

(i) To improve return on assets by enhancing the efficient use of funds and assets through efficient group management.

(ii) To increase our current net income per share and to improve return on equity by managing the aggregate number of issued shares.

(iii) To raise shareholder value through a review of the dividends policy, leading to possible enhanced returns to shareholders.

In addition, the business strategies of the Offeror itself remain as follows:

(i) To strengthen its business base as a "media complex" by placing digital terrestrial broadcasting as its core media while also promoting the use of new broadcasting media, such as BS and CS, as well as communications media, such as broadband and mobile.

(ii) To enrich its "digital content factory" by providing attractive and high-quality contents essential to

the operation of a media complex.
(iii) To strengthen the business base of the FNN network structure as it faces digitalization and to achieve a more solid competitive advantage over other networks.
(iv) To continue reinforcement of businesses other than broadcasting, such as businesses related to movies, events, intellectual property rights, etc., which have been successful thus far.

Furthermore, the Offeror will consider reorganizing the radio operating department of the Target and starting new businesses following the obtainment of management control over the Target through this tender offer and mutual consultations between the Offeror and the Target.

For the purpose of effectively competing in the media industry of the 21st century, the Offeror will strengthen the business base of the whole Fuji-Sankei group and vigorously work toward establishing one of the strongest media groups in Japan with a global outlook.

The purchase price of this tender offer, 5,950 yen, has a premium of approximately 21 % over the average closing price of shares of the Target on the Tokyo Stock Exchange, Second Section during the three-month period ended January 14, 2005 (4,937 yen).

Shares of the Target, which are listed on the Tokyo Stock Exchange, Second Section, will possibly be delisted, depending on the results of this tender offer, since no maximum target ownership has been set for this tender offer. The Offeror will explore the possibility of making the Target its wholly owned subsidiary through a share exchange or otherwise in the future, in order to ensure the obtainment of management control over the Target.

The Target will need to dispose of shares of the Offeror owned by the Target within an appropriate period after the Target becomes a subsidiary of the Offeror as the result of this tender offer in accordance with Article 211-2 of the Commercial Code of Japan. We are considering giving high priority to the transfer of such shares from the Target to the Offeror and, if possible, minimizing the number of shares sold by the Target through the market as the method of disposition of such shares, taking into full consideration various factors including tax merits and demerits, impacts on the market price of shares, and compliance with restrictions on investments by foreigners. Furthermore, the Offeror will consider how it will use the treasury stock of the Offeror which it will own after such a transfer, choosing the method which it thinks is best from the perspective of various management strategies among options including retirement of the treasury stocks, allotment of the treasury stocks in conjunction with M & A transactions such as a share exchange and other options.

The board of directors of the Target, at a meeting held on January 17, 2005, passed a resolution supporting this tender offer.

[After Amendment]

(omitted)

In addition, the business strategies of the Offeror itself remain as follows:
(i) To strengthen its business base as a "media complex" by placing digital terrestrial broadcasting as its core media while also promoting the use of new broadcasting media, such as BS and CS, as well as communications media, such as broadband and mobile.
(ii) To enrich its "digital content factory" by providing attractive and high-quality contents essential to the operation of a media complex.
(iii) To strengthen the business base of the FNN network structure as it faces digitalization and to achieve a more solid competitive advantage over other networks.
(iv) To continue reinforcement of businesses other than broadcasting, such as businesses related to movies, events, intellectual property rights, etc., which have been successful thus far.

Furthermore, the Offeror will consider reorganizing the radio operating department of the Target and starting new businesses following the obtainment of management control over the Target through this tender offer and mutual consultations between the Offeror and the Target.

In view of the transition to the era of integration of broadcasting and other forms of communications, we will actively promote alliances with outside companies in the areas related to broadband and mobile. In doing so, we intend to independently make decisions, based on the internet strategies of the Offeror and the Fuji-Sankei

Group and taking into consideration various factors including business know-how, technological development capabilities, marketing infrastructures, human resources that are held by potential business partners as well as their affinity and synergy effect with our group.

For the purpose of effectively competing in the media industry of the 21st century, the Offeror will strengthen the business base of the whole Fuji-Sankei group and vigorously work toward establishing one of the strongest media groups in Japan with a global outlook.

(omitted)

4. Any shares that were tendered prior to the date of the amendment will also be purchases in accordance with the amended tender offer terms.

February 10, 2005

Quarterly Flash Report (Consolidated Basis)

Results for the nine months ended December 31, 2004

Company name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

1. Items Related to the Creation of This Report

(1) Adoption of simplified accounting practices: Not applicable

(2) Changes from accounting methods and methods used in recent fiscal years: Not applicable

(3) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 3, Affiliates: 0

Deletions: Consolidated subsidiaries: 1, Affiliates: 0

During the fiscal year ended March 31, 2004, Japan Executive Center, Inc., formerly a consolidated subsidiary, merged with consolidated subsidiary Fuji Jinzai Center, Inc. to become Fujisankei Personnel, Inc. In addition, Fuji Music Partners and Shinko Music Publishing Co., Ltd. were included in the scope of acquisition respectively through new establishment and the acquisition of shares by Fuji Television. Furthermore, Vasc, Inc. an equity-method affiliate during the fiscal year ended March 31, 2004 became a consolidated subsidiary through the acquisition of additional shares.

2. Consolidated Financial Results of Nine months ended December 31, 2004 (April 1, 2004 through December 31, 2004)

(1) Progress of business performance

Nine months ended December 31 (Figures less than ¥1 million have been omitted.)

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2004	361,678	5.3	37,923	3.6	39,499	1.6	19,431	(9.3)
2003	343,431	---	36,591	---	38,886	---	21,424	---
(For reference) Year ended March 31, 2004	455,945		44,065		45,564		24,714	

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2004	7,830.51	---
2003	20,560.19	---
(For reference) Year ended March 31, 2004	22,765.20	---

Note: (1) Percentages indicate the quarter-on-quarter change in net sales, operating income and other performance indicators. The fiscal year ended March 31, 2004 was the first time Fuji Television disclosed quarterly results, so

year-on-year comparisons are not presented for that fiscal year.

(2) Net income per share for the third quarter of the fiscal year ending March 31, 2005 has been calculated based on the number of shares outstanding following a two-for-one stock split implemented on May 20, 2004.

Qualitative Data Related to Progress in Business Performance (Consolidated)

In the third quarter (October–December 2004) of fiscal 2005, ending March 31, 2005, the Cabinet Office's *Monthly Economic Report* commented that the Japanese economy had been steadily recovering through October. From November, the report noted that there were weak movements in some sectors, but that a modest recovery was continuing. In addition, corporate earnings showed considerable improvement across the board and capital investment was rising, despite slowing growth in consumer spending.

The advertising market showed no signs of a slowdown in momentum from the start of the third quarter in October, following the acceleration sparked by favorable conditions from the second half of fiscal 2004 through the interim period of fiscal 2005.

Amid this economic environment, broadcasting revenues—the cornerstone of our television broadcasting business—were driven by a substantial rise in spot advertising sales. Earnings growth rebounded in the third quarter (October–December) and made a major contribution to cumulative earnings for the first nine months of fiscal 2005.

Cumulative nine-month consolidated net sales for the Fuji Television Group rose 5.3% year on year to ¥361,678 million and operating income increased 3.6% to ¥37,923 million. This performance reflects growth in spot advertising sales in our core television broadcasting business, strong earnings in our broadcasting-related business, and a recovery in the third quarter in our direct marketing and other businesses, operations that had trailed year-ago levels through the interim period. Recurring profit, which is operating income plus investments in equity-method affiliates and other items, was up 1.6% to ¥39,499 million. Net income for the first three quarters of fiscal 2005 amounted to ¥19,431 million, down 9.3%, owing to the impact of extraordinary losses booked during the third quarter.

Results by Operating Segment

Nine months ended December 31 (Millions of yen)

	Sales			Operating income		
	2004	2003	Change	2004	2003	Change
Television broadcasting	287,273	271,565	5.8%	32,962	32,169	2.5%
Broadcasting-related business	36,930	34,100	8.3%	2,256	1,578	43.0%
Direct marketing	51,033	49,822	2.4	2,474	2,988	(17.2)%
Other businesses	21,510	22,143	(2.9)%	71	146	(51.2)%
Eliminated	(35,069)	(34,200)	---	158	(290)	---
Total	361,678	343,431	5.3%	37,923	36,591	3.6%

Television Broadcasting

The Broadcasting segment reflects the earnings of the parent company. Continuing the success of the interim period, we earned a "triple crown" in viewer ratings by capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), and all day (06:00-24:00) slots, thanks again to the support of our viewership. Spot advertising sales and other broadcasting revenues grew substantially amid this backdrop and the benefits of carefully tailored marketing strategies. Consequently, Broadcasting segment sales and profit growth turned positive in the third quarter (October–December), leading to a 5.8% rise in cumulative nine-month sales to ¥287,273 million. Furthermore, operating income, which was running below year-ago levels through the interim period, rose 2.5% to ¥32,962 million.

Sales by Broadcasting Operations (Millions of yen)

	Nine months ended December 31, 2004	Change from the previous term	Three months ended December 31, 2004	Change from the previous term
Broadcasting operations	246,173	7.6%	84,523	6.9%
Broadcasting	224,768	8.3%	77,521	7.7%
Network time	100,552	2.8%	32,695	(1.3)%
Local time	16,482	2.2%	5,584	5.2%
Spot	107,734	15.1%	39,240	17.0%
Other	21,404	0.9%	7,001	(0.8)%
Other operations	41,099	(4.0)%	12,293	(2.3)%
Total	287,273	5.8%	96,817	5.7%

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. As they did in the interim period, in the third quarter subsidiaries in this segment endeavored to cut costs and boost revenues from sources other than programming, such as events. Cumulative nine-month sales in the Broadcasting-related Business amounted to ¥36,930 million (up 8.3% year on year) and operating income was ¥2,256 million (up 43.0%).

Direct Marketing

While growth personal spending slowed, catalog sales primarily of health and beauty products remained strong in the third quarter. As a result, sales improved from the previous quarter and growth turned positive year on year while the decrease in operating income contracted versus the interim period. Cumulative nine-month sales by the Direct Marketing segment rose 2.4% to ¥51,033 million, and operating income declined 17.2% to ¥2,474 million.

Other Businesses

Third-quarter results in this segment were mixed. Software developer Fujimic, Inc. enjoyed growth in orders during the quarter, but Fuso Publishing Inc. continued to struggle amid a slump in the publishing market. Cumulative nine-month sales in this segment fell 2.9% to ¥21,510 million and operating income declined 51.2% to ¥71 million.

Equity-method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) suffered an operating loss, as it continues to contend with difficult conditions in its fourth year since the start of service. Notwithstanding, Pony Canyon, Inc., and other affiliates posted strong performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥1,333 million cumulatively for the first nine months of fiscal 2005.

In addition, we booked ¥3,843 million in extraordinary losses on provisions for doubtful receivables due to the collapse of a major customer of Fuso Publishing. This had a substantial impact on income before income taxes and other adjustments as well as on net income.

(2) Financial Position

December 31

	Total Assets	Total Shareholders' Equity	Equity Ratio	Total Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
2004	646,523	512,968	79.3	206,137.57
2003	527,124	398,976	75.7	382,066.93
(For reference) March 31, 2004	625,786	501,870	80.2	403,094.41

Note: Shareholders' equity per share for the third quarter of the fiscal year ending March 31, 2005 has been calculated based on the number of shares outstanding following a two-for-one stock split implemented on May 20, 2004.

Cash Flows

Nine months ended December 31

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the Term
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
2004	31,135	(99,318)	(3,134)	54,355
2003	33,655	(28,127)	220	60,872
(For reference) Year ended March 31, 2004	45,256	(68,067)	92,956	125,232

Qualitative Data on Changes in Financial Position (Consolidated)

Cumulative net cash flows provided by operating activities during the first three quarters of fiscal 2005 decreased ¥2,519 million from the same period of the previous year to ¥31,135 million, reflecting primarily a downturn in earnings in the core Broadcasting segment and an increase in accounts payable.

Net cash flows used in investing activities amounted increased ¥71,191 million to ¥99,318 million owing mainly to funds used in the acquisition of land for the construction of new studios and an increase in the acquisition of investment securities.

Net cash used in financing activities increased ¥3,355 million to ¥3,134 million owing to primarily to the repayment of short-term borrowings, a decline in proceeds from investments by minority interests in consolidated subsidiaries, and an increase in dividend payments.

As a result, cash and cash equivalents at the end of the third quarter totaled ¥54,355 million, a ¥6,516 million decline year on year.

(For Reference) **Non-Consolidated Financial Results of Nine Months ended December 31, 2004 (April 1, 2004 through December 31, 2004)**

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2004	287,273	5.8	32,962	2.5	34,518	0.8	19,025	(2.6)
2003	271,565	---	32,169	---	34,259	---	19,525	---
(For reference) Year ended March 31, 2004	358,056		37,894		39,820		21,131	

	Total Assets	Total Shareholders' Equity
	Millions of Yen	Millions of Yen
2004	577,543	488,411
2003	463,840	376,532
(For reference) March 31, 2004	561,266	477,887

3. Outlook for the Fiscal Year Ending March 31, 2005

Consolidated Financial Results

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Year ending March 31, 2005	475,500	49,000	25,000

(Reference) Consolidated net income per share for the fiscal year is forecast to be ¥9,941.69.

(For Reference) **Non-Consolidated Financial Results**

	Net Sales	Recurring Profit	Net Income
	Millions of Yen	Millions of Yen	Millions of Yen
Year ending March 31, 2005	374,000	44,500	24,500

(Reference) Non-Consolidated net income per share for the fiscal year is forecast to be ¥9,783.29.

Note: The forecasts above are based on information available at the time these materials were prepared.
Actual earnings may differ from forecasts due to various unforeseen factors.

Quantitative Data Related to Earnings Forecasts

The Group's consolidated earnings in the third quarter outpaced our initial forecasts, primarily in the Broadcasting and Broadcasting-related Business segments. Taking this into account, together with our expectations for continued strength in the fourth quarter in both the advertising market and the economy as a whole, we have upwardly revised our earnings forecasts from those announced in November 2004.

For the full-year in fiscal 2005, we expect increases in sales and profits on both consolidated and non-consolidated bases. We now forecast consolidated net sales of ¥475.5 billion, recurring profit of ¥49.0 billion, and net income of ¥25.0 billion as well as non-consolidated net sales of ¥374.0 billion, recurring profit of ¥44.5 billion, and net income of ¥24.5 billion.

We note that these forecasts do not factor in the effect of the results of the tender offer currently in progress to acquire the shares of Nippon Broadcasting System, Inc. (duration of the tender offer: up to February 21, 2005), on consolidated nor individual segment earnings. We intend to report separately on the effect of the tender offer once it has ended.

Differences in these revised forecasts and forecasts disclosed in the flash interim report published on November 18, 2004, are shown below.

(1) Consolidated Financial Results of Year ending March 31, 2005 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	468,000	46,000	23,000
Revised Forecast (B)	475,500	49,000	25,000
Change (B - A)	7,500	3,000	2,000
Percent Change (%)	1.6	6.5	8.7

(2) Non-Consolidated Financial Results of Year ending March 31, 2005 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	368,000	41,500	23,000
Revised Forecast (B)	374,000	44,500	24,500
Change (B - A)	6,000	3,000	1,500
Percent Change (%)	1.6	7.2	6.5

CONSOLIDATED BALANCE SHEETS

	December 31				Change from the previous term		March 31, 2004	
	2004		2003					
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
ASSETS								
Current assets:								
1. Cash and time deposits	37,627		26,163				26,665	
2. Trade notes and accounts receivable	103,113		96,189				96,978	
3. Marketable securities	103,181		57,999				115,240	
4. Inventories	22,146		25,184				20,968	
5. Beneficial interests in trust	22,395		---				59,781	
6. Other current assets	15,769		27,149				16,051	
7. Less allowance for doubtful accounts	(177)		(255)				(270)	
Total current assets	304,056	47.0	232,431	44.1	71,625	30.8	335,416	53.6
Fixed assets:								
1. Tangible fixed assets								
(1) Buildings and structures	90,509		96,687				93,685	
(2) Land	20,317		15,404				4,388	
(3) Other tangible fixed assets	15,722		14,352				15,159	
Total tangible fixed assets	126,549	19.6	126,444	24.0	104	0.1	113,232	18.1
2. Intangible fixed assets	42,212	6.5	33,179	6.3	9,033	27.2	33,069	5.3
3. Investments and other assets								
(1) Investment in securities	161,595		117,750				132,014	
(2) Other	16,662		18,446				13,165	
(3) Less allowance for doubtful accounts	(4,552)		(1,127)				(1,112)	
Total investments and other assets	173,705	26.9	135,068	25.6	38,636	28.6	144,068	23.0
Total fixed assets	342,467	53.0	294,692	55.9	47,774	16.2	290,370	46.4
Total assets	646,523	100.0	527,124	100.0	119,399	22.7	625,786	100.0

	December 31				Change from the previous term		March 31, 2004	
	2004		2003					
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
LIABILITIES								
Current liabilities:								
1. Trade notes and accounts payable	45,970		46,353				43,637	
2. Short-term borrowings	894		2,072				2,072	
3. Allowance for sales returns	154		166				131	
4. Allowance for loss of annulment of contracts	521		—				—	
5. Other current liabilities	45,378		41,360				37,758	
Total current liabilities	92,918	14.4	89,951	17.1	2,966	3.3	83,600	13.4
Long-term liabilities:								
1. Bonds with stock purchase rights	344		344				332	
2. Retirement allowance for employees	24,756		24,868				23,232	
3. Retirement allowance for directors	2,350		1,990				2,123	
4. Other long-term liabilities	4,087		3,481				6,947	
Total long-term liabilities	31,538	4.9	30,685	5.8	853	2.8	32,635	5.2
Total liabilities	124,457	19.3	120,637	22.9	3,819	3.2	116,235	18.6
MINORITY INTERESTS								
Minority interests	9,097	1.4	7,510	1.4	1,587	21.1	7,680	1.2
SHAREHOLDERS' EQUITY								
Capital stock	106,200	16.4	59,764	11.3			106,200	17.0
Capital surplus	133,664	20.7	87,228	16.6			133,664	21.4
Retained earnings	268,677	41.5	249,583	47.4			252,821	40.4
Reevaluation differences of land	2,106	0.3	2,109	0.4			2,108	0.3
Valuation gain on other securities	19,209	3.0	17,097	3.2			24,199	3.9
Foreign exchange adjustment	(671)	(0.1)	(667)	(0.1)			(985)	(0.2)
Treasury stock	(16,219)	(2.5)	(16,139)	(3.1)			(16,139)	(2.6)
Total shareholders' equity	512,968	79.3	398,976	75.7	113,992	28.6	501,870	80.2
Total liabilities, minority interests and shareholders' equity	646,523	100.0	527,124	100.0	119,399	22.7	625,786	100.0

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months ended December 31				Change from the previous term		Year ended March 31, 2004	
	2004		2003					
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	361,678	100.0	343,431	100.0	18,247	5.3	455,945	100.0
Cost of sales	226,083	62.5	213,289	62.1	12,794	6.0	289,371	63.5
Gross profit	135,595	37.5	130,141	37.9	5,453	4.2	166,574	36.5
Selling, general and administrative expenses								
1. Selling expense	70,394		65,834				88,198	
2. General and administrative expenses	27,277		27,714				34,310	
	97,671	27.0	93,549	27.2	4,122	4.4	122,509	26.8
Operating income	37,923	10.5	36,591	10.7	1,331	3.6	44,065	9.7
Non-operating revenues								
1. Interests	257		187				264	
2. Dividends	723		340				341	
3. Equity in earnings of affiliates	1,333		1,211				597	
4. Rental fee	639		1,795				2,399	
5. Others	355		396				462	
	3,310	0.9	3,930	1.1	(619)	(15.8)	4,065	0.9
Non-operating expenses								
1. Interests	93		91				126	
2. Losses on partnership investments	397		—				648	
3. Issue of new stocks	94		—				474	
4. Rental fee	682		850				1,164	
5. Others	466		693				152	
	1,733	0.5	1,635	0.5	98	6.1	2,566	0.6
Recurring profit	39,499	10.9	38,886	11.3	612	1.6	45,564	10.0
Extraordinary gain								
1. Gain on the sale of fixed assets	7		0				304	
2. Interest on leveraged assets	—		96				173	
3. Gain on the return of allowance for doubtful accounts	24		90				63	
4. Others	85		27				49	
	118	0.0	215	0.1	(97)	(45.2)	590	0.1

	Nine Months ended December 31				Change from the previous term		Year ended March 31, 2004	
	2004		2003					
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Extraordinary loss								
1. Losses on sale of fixed assets	278		4				3,012	
2. Losses on disposal of fixed assets	86		68				120	
3. Devaluation of investment securities	280		---				---	
4. Devaluation of holdings in affiliates	1		---				119	
5. Devaluation of membership	4		23				23	
6. Retirement benefit expenses	---		---				351	
7. Provision for doubtful accounts	2,964		---				---	
8. Reserves for membership deposit	441		49				54	
9. Provision for loss of annulment of contracts	521		---				---	
10. Loss on annulment of contracts	357		---				---	
11. Others	36		32				86	
	4,972	1.3	177	0.1	4,794	---	3,767	0.8
Income before income taxes	34,645	9.6	38,924	11.3	(4,279)	(11.0)	42,387	9.3
Income taxes and enterprise taxes	15,790		18,005				13,435	
Adjustment for income taxes	593		(1,161)				3,339	
	16,383	4.5	16,844	4.9	(460)	(2.7)	16,775	3.7
Minority taxes	(1,169)	(0.3)	655	0.2	(1,824)	(278.4)	897	0.2
Net income	19,431	5.4	21,424	6.2	(1,993)	(9.3)	24,714	5.4

(Translation)

February 10, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated
Representative: Koichi Murakami
President and Representative Director
Code No.: No. 4676
1st section of Tokyo Stock Exchange
Person to contact: Tsuyoshi Habara
General Manager of Finance Dept.
Tel: 03-5500-8888

Amendment to the "Quarter/Flash Report (Consolidated Basis)
Results for the nine months ended December 31, 2004"

Fuji Television Network, Incorporated hereby notifies that an amendment is made to the Quarter/Flash Report (Consolidated Basis) Results for the nine months ended December 31, 2004, as described below.

Description

(Before amendment)
[Quantitative Data Related to Earnings Forecasts]

(omitted)

We note that these forecasts do not factor in the effect of the results of the tender offer currently in progress to acquire the shares of Nippon Broadcasting System, Inc. (duration of the tender offer: up to February 21, 2005), on consolidated nor individual segment earnings. We intend to report separately on the effect of the tender offer once it has ended.

Differences in these revised forecasts and forecasts disclosed in the flash interim report published on November 18, 2004, are shown below.

(omitted)

(After amendment)
[Quantitative Data Related to Earnings Forecasts]

(omitted)

We note that these forecasts do not factor in the effect of the results of the tender offer

currently in progress to acquire the shares of Nippon Broadcasting System, Inc., on consolidated nor individual segment earnings. We intend to report separately on the effect of the tender offer once it has ended.

Differences in these revised forecasts and forecasts disclosed in the flash interim report published on November 18, 2004, are shown below.

(omitted)

(Note) The amendment is made to delete the underlined part above.

- End -

(Translation)

February 24, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Person to contact:	Kazunobu Iijima Executive Officer and General Manager of Corporate Planning Dept. Tel: 03-5500-8888 (Key)

Issuance of Stock Acquisition Rights by Nippon Broadcasting System, Incorporated

Nippon Broadcasting System, Incorporated ("Nippon Broadcasting"), at the meeting of its board of directors held on February 23, 2005, decided to issue stock acquisition rights to Fuji Television Network, Incorporated (the "Company") through the method of allotment thereof to a third party.

The Company believes that the decision is beneficial for the Company and the Fuji Sankei Group to pursue their future capital and business strategies smoothly in the 21st century. The Company will fully consider and determine whether or not or how it will subscribe for or exercise the stock acquisition rights, by taking into account the result of the tender offer to acquire the shares of Nippon Broadcasting, upon expiration of the period for the tender offer.

- End -

February 24, 2005

To Whom It May Concern:

Company Name: Fuji Television Network, Incorporated
Name of Representative: Koichi Murakami, President
(Stock Code No.: 4676, Tokyo Stock Exchange, 1st Section)
Direct your queries to: Corporate Planning DEPT.,
Executive Officer
Kazunobu Iijima
(Tel: +81-3-5500-8888)

Notice of Amendment to Tender Offer Terms

Fuji Television Network, Incorporated ("the Offeror") gives notice hereby that it will amend the terms of the tender offer to acquire shares of Nippon Broadcasting System, Incorporated (Tokyo Stock Exchange, 2nd Section; Code Number 4660) ("the Target") as follows. A public notice of the following amendments is scheduled to be made on February 25, 2005.
The major term to be amended is to extend the duration of the offer. The Offeror shall extend the duration of the offer, in accordance with the Securities and Exchange Law of Japan, by the Offeror's submission of an amendment to its tender offer registration statement in Japan, because of certain matters including that the Target decided on February 23, 2005 to issue stock acquisition rights to the Offeror through a private placement and to loan out shares of the Offeror owned by the Target.
We have already announced the purpose of the tender offer, stating our policies concerning our future capital and business strategies, which include our plan to obtain the management control of the Target, and there are no changes in such policies.

1. Description of Tender Offer
(1) Name of Target Company: Nippon Broadcasting System, Incorporated
(2) Type of Shares to be Purchased: Common Shares
(3) Duration of Offer (after amendment): From January 18, 2005 (Tuesday) to March 7, 2005 (Monday) (49 days)

2. Description of Amendment to Tender Offer Terms
The tender offer terms will be amended as follows:
(1) Duration of Offer:
[Before Amendment] From January 18, 2005 (Tuesday) to March 2, 2005 (Wednesday)
[After Amendment] From January 18, 2005 (Tuesday) to March 7, 2005 (Monday)

(2) Commencement Date of Settlement:
[Before Amendment] March 10, 2005 (Thursday)
[After Amendment] March 15, 2005 (Tuesday)

(3) Procedure for Returning Share Certificates, etc.:
[Before Amendment] In case the Offeror decides not to purchase tendered shares due to conditions described in "(1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law" and "(2) Conditions of Withdrawal of the Tender Offer, and Contents Thereof and Procedures for Disclosure of Withdrawal" under "14. Other Conditions and Methods for the Tender Offer," the relevant share certificates, etc. will be promptly returned to the applicant shareholder on or after March 4, 2005 (or in case of the withdrawal of the tender offer, on or after the date of such withdrawal), in accordance with the instructions given by each such shareholder, pursuant to the following procedures: (i) share certificates, etc. will be delivered to the applicant shareholder or sent by mail to the

address of the applicant shareholder (in case of a Foreign Shareholder, to the address of his/her standing agent). (ii) If an application to tender shares is made for shares, etc. held by the TOB Agent or the TOB Sub-agent (or by Japan Securities Depository Center, Inc. through the TOB Agent or the TOB Sub-agent), the relevant shares, etc. will be returned to its state of custody as at the time of the application.

[After Amendment] In case the Offeror decides not to purchase tendered shares due to conditions described in "(1) Conditions and Contents Described in Each Item of Paragraph 4 of Article 27-13 of the Securities and Exchange Law" and "(2) Conditions of Withdrawal of the Tender Offer, and Contents Thereof and Procedures for Disclosure of Withdrawal" under "14. Other Conditions and Methods for the Tender Offer," the relevant share certificates, etc. will be promptly returned to the applicant shareholder on or after March 9, 2005 (or in case of the withdrawal of the tender offer, on or after the date of such withdrawal), in accordance with the instructions given by each such shareholder, pursuant to the following procedures: (i) share certificates, etc. will be delivered to the applicant shareholder or sent by mail to the address of the applicant shareholder (in case of a Foreign Shareholder, to the address of his/her standing agent). (ii) If an application to tender shares is made for shares, etc. held by the TOB Agent or the TOB Sub-agent (or by Japan Securities Depository Center, Inc. through the TOB Agent or the TOB Sub-agent), the relevant shares, etc. will be returned to its state of custody as at the time of the application.

3. Any shares that were tendered prior to the date of the amendment will be purchases in accordance with the amended tender offer terms.